U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ULTITEK, LTD.
(Name of small business issuer in its charter)

Nevada	20-2556241
(State or other jurisdiction of	(I.R.S. employer
incorporation or formation)	identification number)

560 Sylvan Avenue
Englewood Cliffs, NJ 07632
(Address of Principal Executive Offices) (Zip Code)

Issuer’s telephone number: (201) 541-1700
Issuer’s facsimile number:  (201) 541-1778

Copies to:
The Sourlis Law Firm
Virginia K. Sourlis, Esq.
The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007
www.SourlisLaw.com

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which
to be so registered
each class is to be registered

Common Stock, $0.0001	N/A

TABLE OF CONTENTS

PART I

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects

GENERAL

ULTITEK, LTD., a Nevada corporation (the “Company” or “Ultitek”), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the “Exchange Act”).

In this registration statement, the terms “Ultitek”, “Company,” “we,” “our,” and “us” refer to Ultitek, Ltd. (“Ultitek”) and collectively to Ultitek and Transport Automation Information Systems (“TAIS”), a wholly owned subsidiary of Ultitek, as acquired by Ultitek on March 11, 2005.

Part I

ITEM 1. DESCRIPTION OF BUSINESS.

History

Ultitek was incorporated under the laws of the State of Nevada on March 11, 2005.

Transport Automation Information Systems Relationship

On March 11, 2005, we entered into an agreement with Transport Automation Information Systems (“TAES”), a Russian company (the “Acquisition”). We acquired all of the issued and outstanding shares of Transport Automation Information Systems (TAIS) in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. We operate all of our business through TAIS.

Located in Russia, TAIS has developed and sells and maintains an airline operating, reservation and distribution software system in Eastern Europe. We are the second largest multi-hosting airline reservation company in the world based upon the number of airlines currently utilizing the system.

Our Principal products and services

We have developed a completely independent reservation, global distribution, and airline operation system. Essentially, computer reservation systems and global travel distribution systems were partly or completely owned and hosted by a few large airlines. The remaining airlines are guests using these systems to have their information stored on the system hosted by a competitor who charges significant user fees while accumulating proprietary and confidential information of the guest airline. There are approximately ten large airlines with their own system, which host the other 990 regional, mid-size and small airlines. We have a product that will provide these airlines a state-of-the-art system that is efficient, less costly and allows them to maintain their proprietary information.

The Company’s software, known as the ULTITEK System (“ULTITEK System”), consists of the following systems:

● Computerized Reservation System (“CRS”). The Computer Reservations System is the module primarily designed to maintain seats inventory for airlines and to assist travel agencies book seats and other travel. Computerized Reservation System has a wide range of travel agency solutions, with an easy graphical interface including tools to run a travel agency productively.

● Global Distribution System (“GDS”). The Global Distribution System is designed to disseminate flight schedules, seating availability, and pricing information electronically to customers. Modules provide solutions that meet the booking needs of travel agencies or in-house corporate travel departments.

● Airline Operations System (“AOS”). The Airline Operations System allows a subscriber airline to manage every aspect of the airline’s operations, which makes ULTITEK a complete solution.

● Departure Control System (“DCS”). The Departure Control System controls passenger registration and identification, boarding passes and seating assignments.

The ULTITEK System will also include (a) a complete accounting system, including revenue management, yield management, accounts payable, accounts receivable, general ledger and cost accounting; (b) inventory control for the number of seats available on a flight; (c) inventory control for spare parts and other miscellaneous components; (d) maintenance; (e) fixed assets; (f) purchasing; (g) airport departure control (including control of boarding passes); (h) inter-airline clearing facility with electronic funds transfer; (i) aircraft dispatching; (j) crew management/scheduling; (k) airplane equipment inventory; (l) miscellaneous supplies and logistics; (m) inter-city long haul bus station/scheduling/reservation system; (n) reservations via Internet; (o) theater tickets sales; (p) multilingual features; (q) access to hotel reservations; (r) access to car rental reservations; (s) access to other tour operators; (t) frequent flyer programs; and (u) charter airline management modules.

The ULTITEK System is currently accredited by International Air Transport Association (“IATA”) defined as a Computerized Reservation System and has an IATA designated code. ULTITEK system communicates with most distribution systems worldwide.

The ULTITEK System initially will be available in English and Russian. Subsequently, language modules will include French, German, Spanish, and other languages, as necessary, for ease of use and to support international marketing efforts.

The ULTITEK System also offers (i) compatibility with standard technologies to facilitate integration into any agency environment; (ii) travel documents, ranging from a single ticket for multi airline bookings to boarding passes, car vouchers, itinerary information, invoices and tickets; and (iii) a state-of-the-art, real time approach to distributed data-bases.

Travel agents and the general public will have multiple communication paths, including Internet access to each of the appropriate system modules all of which will have security features allowing only authorized personnel to perform functions and access information based upon their security level. Seamless connectivity is a key to the ULTITEK System. Currently, travel agents usually access a database that holds comprehensive information which is submitted and updated on a set schedule by travel providers. The ULTITEK System will enable agents to connect directly and seamlessly into a real-time system that has the most up-to-date information about availability, rates, conditions, etc.

ULTITEK will provide a virtual private network based on the Internet. This feature will allow ULTITEK’s Systems the ability to issue tickets for trips involving the subscriber airline or multiple airlines and act as a clearinghouse. Tickets may be issued as e-tickets, smart-card tickets, or via hard copy at a travel agency. This feature allows corporations to make their own reservations and issue tickets at the travel agency of their choice.

Communication capabilities are an important part of our product. There will be a state-of-the-art virtual private network communications infrastructure for a global network. This design approach generates significant communications savings to the subscriber airline. All that is required is dual high-speed Internet connection. The ULTITEK global network connections will link providers and users. It will be designed to support the massive, high-speed transmission of data, voice and video, with numerous back-up and security mechanisms to route data around the world. There will also exist a diverse array of promotional opportunities for airlines and tour operators, ranging from weather forecasts to destination city information.

Hardware sales will be offered as a service, if requested by the subscriber.

Security Features

The ULTITEK System provides airlines the technology infrastructure required for implementing improved security procedures. The distributed, confederated database technology provides data warehousing capabilities that can be used as a repository of government agency provided information (photographs and other data) about known terrorists and other individuals posing a threat or risk to carriers and their passengers. This data can be used to identify possible threats when reservations and/or bookings are made and to notify appropriate authorities as well as to flag gate agents and airport security officers.

Because the system is Web enabled and readily handles images, passenger identify checks (assuming availability of base data and compliance with all applicable international conventions, local laws and civil liberty protections in force in each host location) can be implemented at the check in counter, where presented photo ids can be verified against documents of record in the system, and at the boarding gate to assure that a boarding pass issued to one individual is not being presented by another.

Background

In 1968, Aeroflot, the largest airline in the world, commenced development of a system to operate its entire operation. The system was named SIREN I. In 1972, the system was installed in all Moscow airports. In 1982, the system was upgraded and SIREN II was released on Russian-based mainframes. Moscow alone handles 20 million passengers a year on this system. In 1989, after the Soviet Union break up, a company called TAIS was established and the existing development team stayed on and created a new version of the system on a UNIX based operating system thereby making it capable of running on any modern hardware platform available in the world. TAIS maintained and enhanced the system and currently supports over 30 computer reservation centers with 62 airlines and over 5000 travel agents.

In March 2005, we purchased 100% of the stock in TAIS. Since the 1940s, airlines have sought to automate and streamline their reservations systems and develop markets via electronic-mechanical services and systems. In 1978, the travel industry changed dramatically when the U.S. deregulated its airlines and let carriers set whatever routes and rates they wanted. This sparked a series of competitive fare wars and customer incentive plans. Subsequently, the same deregulation occurred in Europe and Asia. Deregulation has been a stimulus for airline growth worldwide. This combination will lead to continued market growth for Computerized Reservation System and Global Distribution System providers. Also, the Internet continues to provide market growth potential.

Regional airlines, which initially filled the voids by big airlines after deregulation, have found several material advantages by being smaller. However, the advantages do not include the expensive reservation systems that are owned by their large competitors.

Because we are neither airline-owned nor affiliated, our subscriber airlines can rely on the confidentiality of their proprietary information. Confidentiality, significant price savings and state-of-the-art technology will make us an attractive option for any size airline.

Technology

The ULTITEK System is based on multi-tier client server technology, which is far ahead of the mainframe-based technology of our competitors. The cost per transaction using a mainframe-based technology is higher because it is more expensive to maintain and program, than using a UNIX service based machine that involves new technology and less expensive to maintain and program. The database and server applications are hosted on high availability UNIX servers (systems available from all manufacturers), or on Intel based platforms running LINUX or SCO UNIX. Since our system is Web enabled, the user’s access to the system can be through any computer capable of running a Web browser with 128-bit encryption. In a multi-client server technology, multiple users can be on the same system accessing the same or different information through passwords and permissions granted. The applications are written in Basic, C and C++, all of which are well documented and easily maintained. Relational database technology replicated across globally distributed and confederated servers assures security and disaster recovery. Inter-server and server to client communications are provided by Internet-based virtual private network technology. Clients can also access the system via private networks and/or point-to-point communications. Our customers will have the option of acquiring and operating their own system, or of having their system hosted by us at our three globally distributed data centers. We will also provide hot back up and disaster recovery services for customers that operate their own data centers. Our hot back up service encompasses three computer system back-ups located in three different parts of the world, Moscow, United States and France. Our hot back up service provides an automatic switch over to one of these three computer systems should any one of our customers’ experience an emergency and the need to continue using the system. Our back up system is “hot” meaning in the event of an emergency; the system recognizes the problem and automatically switches the customer’s system over to one of the back up systems so the customer can continue utilizing the service without having to do anything.

Over the past few years, TAIS has spent approximately $2.1 million dollars in research and development. We do not expect to incur significant research and development expenses with respect to our software. At this point, we do not anticipate significant changes in research and development for our software. Consequently, any significant increases in research and development will be predicated entirely upon the particular circumstances of any acquisitions that we make, including the state of development of the technology, the complexity and the requirement for modification or integration with other solutions.

Competition

A wave of code-sharing agreements (which allow carriers to book each others’ seats) and powerful scheduling and marketing pacts between top airlines has created a tight market for Computerized Reservation Systems and Global Distribution Systems.

The Computerized Reservation System and Global Distribution System industry major market participants that control the industry which are airline related or owned are:

(i)	Sabre

Sabre is a publicly traded company (Symbol: TSG). Formerly American Airlines Holdings owned approximately 85% of Sabre and spun it off as a separate company. Sabre controls a major portion of the travel reservations industry. Formerly operating as The Sabre Group Holdings, this Fort Worth, Texas based group operates one of the world’s largest computerized travel reservations system (CRS). Sabre handles more than 400 million bookings each year and is used by travel agencies and corporate travel departments to book airline tickets and make rental car and hotel reservations. Individual consumers can accomplish the same by using Sabre’s Travelocity web site, a service that includes currency converters, destination guides, maps and weather forecasts. To expand its international profile Sabre formed a joint venture with Abacus International to manage travel in the Asia-Pacific region. To date, however, Sabre has little presence in Asia and Africa. The Company’s customers are primarily located in the United States, Europe, Canada and Latin America, and are concentrated in the travel industry.

(ii)	Galileo

Galileo is owned by Cendant, the hospitality company. The Rosemont, Illinois-based Company operates one of the world’s largest computerized travel reservations system (CRS) for the travel industry behind Sabre. The Company completed approximately 350 million bookings in 1998, representing an estimated $60 billion in travel services. The Company has grown through acquisitions, including Apollo Travel Services, Swissair’s Traviswiss system, and KLM’s Galileo Netherlands operations.

(iii)	Amadeus

Currently, Amadeus is not a reservation system but one of the largest Global Distribution System (GDS) companies in the world. A global travel distribution system distributes travel information. It is estimated that over $700 million was spent initially to develop this distribution system. On October 1, 1999 Amadeus completed an IPO to raise 900 million Euros to complete this project. Founded in 1987, and fully operational from 1992, Amadeus became a public listed company in 1999. Currently, three founder airline shareholders hold 59.92% of the company in the following proportions: Air France (23.36%), Iberia (18.28%) and Lufthansa (18.28%). The remaining 40.08% of shares are held publicly. Operations are located in Europe.

(iv)	Worldspan

Worldspan is owned by affiliates of Delta Air Lines, Inc., Northwest Airlines and Trans World Airlines, Inc. Its world headquarters is located in Atlanta, Georgia with international headquarters in London, England, which services and supports customers in Europe, Africa, the Middle East and the Asia Pacific. Worldspan International, Inc., Toronto, Canada and Worldspan de Mexico, Mexico City are its subsidiaries.

(v)	Abacus

Established in May 1988, with its headquarters in Singapore, Abacus International Holdings, which has a 65 percent stake in Abacus International, is jointly owned by Asian airlines - All Nippon Airways, Cathay Pacific Airways, China Airways, EVA Airways, Garuda Indonesia, Hong Kong Dragon Airlines, Malaysia Airlines, Philippine Airlines, Royal Brunei Airlines, Silk Air and Singapore Airlines. In February 1998, Sabre, formed a strategic alliance with Abacus by taking a 35 percent equity investment in Abacus. Abacus’ core Computerized Reservation System functions focus on the distribution of airline, hotel, car rental and cruise companies. Abacus also provides travel-related information through the Timatic regulations, facilities for credit card validation, currency conversion and the checking of excess baggage rates.

(vi)	Gabriel

Gabriel Passenger Management is the world’s largest international multi-hosting systems, providing users with passenger reservation and management information. Most of its business is done in Europe. Operating on a shared mainframe system, customers are charged on a transaction basis and the company claims it keeps the security and confidentiality of its customers in mind. It has links to associated modules such as fares, check in, baggage, and ticketing. Gabriel is owned by consortium of airlines.

(vii)	Other hosted solutions

Several large airlines provide hosting facility for the inventory system to the small airlines. That means the entire database of their routes, schedules, statistics and other very sensitive data are completely available to the competing airline.

Our Marketing Strategy

We plan to capitalize on our strategy by providing the industry a complete turnkey solution to airlines (initially, small to medium sized airlines). This solution will encompass the Computerized Reservation System, Global Distribution System, Airline Operations System and Departure Control System requirements of airlines. Heretofore, airlines without the resources to fund their own information technology utilize the resources of larger airlines or subscribed to Sabre, Galileo, Worldspan, etc., to meet their needs. Moreover, the systems work on large mainframe computers and all application requirements are not integrated. Our solution was developed on state of the art hardware and software and is totally integrated. The result is a solution that is less expensive, more comprehensive and more flexible than the present competition.

TAIS is currently servicing more than 62 airlines.

We will grant a nonexclusive license of the ULTITEK System to a subscriber airline which can use the system independently or have it hosted by us which is an independent airline service provider as opposed to being hosted by a competitor airline.

Our strategy is to:

(a)	Focus on the Airline Carrier market segment;
(b)	Provide direct public Internet based reservations and ticketing;
(c)	Emphasize system sales and distribution access to travel agencies after initial market penetration has been achieved;
(d)	Provide Internet/Intranet/Extranet based corporate travel systems;
(e)	Provide a suite of products to the travel industry.

The marketing strategy is based on the fact that we will provide the only alternative in an oligopolistic marketplace. A marketing program for the product will be launched to establish image awareness. Our suite of products is designed to work together and offer strong flexible controls. Subscriber airlines will be most receptive to a totally integrated and independent computerized travel reservations system (CRS) and an airline operations system (AOS). We also allow subscriber airlines to target specific travel agents with customized offers to maximize the value of strategic promotions, incentives and deals.

We will develop a suite of browser-based corporate products to draw a share of ever increasing Internet bookings. Our most important initial group of customers will be airlines that are now captives of their high-priced competitors. Additionally, travel agents and other travel related segments will be targeted utilizing our Global Distribution System. Over 5,000 travel agents currently use the present system on which our product is based.

After aircraft, information technology is the largest cost component of an airline. We will focus on high-technology software, services and networking and sell to the large, medium and small airlines.

Competitive Edge

Our product has handled more passengers than any other airline information system. Our product is a state of the art software system with a relational database that allows us to adopt the latest customer needs. Our main competitors use mainframes which are expensive and antiquated and can’t perform such tasks without great expense and delay. In addition, mainframe based reservation systems were never designed to respond to high speed automated relational queries driven by hundreds of millions of users.

Our competitive advantages include:

(i)	airline independence;

(ii)	our own secure environment;

(iii)	total solution including Computerized Reservation System, Global Distribution System, Airline Operations System;

(iv)	purchase and hosted solutions available;

(v)	hardware independent;

(vi)	lower cost;

(vii)	Internet, Extranet and Intranet solutions;

(viii)	Multi-lingual user interfaces;

(ix)	Customized solutions; and

(x)	Disaster recovery support.

Registered Patents

We have the following registered patents with the Russian Federation Agency for Patents and Trademarks:

980401 - “Agent” subsystem for reservation
980402 - “Station” reservations administrator station
980403 - “Resurs” inventory control subsystem
990270 - “TEMUL98” Terminal emulator
990271 - “Sirin” Multi-hosting interface
990272 - “SP” Network processor
2002611315 - “SIRIN” Airline Global Distribution System
2002611388 - “TARAS” Tariff subsystem for “SIRIN”
2004610897 - “Autovokzal-2” Intercity Bus Terminal Management System

Pricing Strategy

Our product pricing is determined by its focus on entering an oligopolistic market. We will aim at the 1,000 strong airline markets with prices which will generate significant savings to airlines. We do not expect that any price changes by competitors will affect our ability to license our product because airlines prefer their information and data independence over pricing.

The ULTITEK System is licensed by module. The average licensing agreement to the small airline will generate approximately $10 million in licensing fees, plus approximately $1.9 million annually for support and maintenance and royalties. Financing and leasing programs are available. A small independent carrier will spend approximately $5 million a year for using a data processing system belonging to a competitor. If financed over five years, airlines could own their own system, which will also handle other functions such as purchasing, inventory control, crew scheduling and many more functions. This would result in an airline having an immediate cash flow savings and long term savings of millions of dollars.

Leasing is the standard approach and we will provide leasing referral assistance to airlines. The lease is amortized over a five-year period. During this period the above sample airline would spend $25 million on a conventional computerized travel reservations system (CRS) without the additional benefit of owning the system and having a complete airline operations module that covers from reservations to accounting. Over a ten year term the subscriber would save almost twenty million dollars in cost.

As with most major software installations, there will be a maintenance charge of 1.5% or $150,000 per month based on the list price of software.

There will be a royalty charge of 1% or $100,000 per year on the sale of a system. We anticipate that our revenue generated by licensing agreements, installation charges; ongoing maintenance fees will increase as we expand outside the Soviet Union. Currently there are only a few competitors outside of the Soviet Union who offer much higher prices; therefore, we believe we can offer a better software product at commercially reasonable and competitive prices.

If an airline chooses to be hosted by us, there will be transaction charges that are much lower than those charged by current Computerized Reservation System providers. Pricing will reflect a minimum fee per booking.

We are not in the business of selling hardware but will assist new customers in addressing hardware requirements if so requested. In such events, we will make hardware available either for sale or for lease from the hardware vendor.

Consulting contracts for custom enhancements and modifications is anticipated to generate significant revenue. Today, an average hourly rate is well in excess of $200 per hour. Basic training will be included in the price of the system. Additional or special training needs will be priced on a case-by-case basis.

We currently have approximately 24 licensing agreements with reservation centers throughout the former Soviet Union. Our agreements range from three to five years and provide for a one time lump sum licensing fee ranging between $10,000 and $100,000 depending on the number of locations, volume of passengers, number of servers, number of computers and the like. In addition, we offer a separate maintenance agreement based on time and material, which agreements are renewable automatically and we sell upgrades of our software to the reservation centers, airports, theaters and our other customers. We do not directly license our software to the airlines, but we do provide support to airlines and bill them on a time and material basis.

Promotion Strategy

Our pre- and post-product-launch promotional campaign will include:

●	Trade show exhibits;

●	Promotional literature;

●	Advertising in industry publications, and selected public media;

●	Direct marketing;

●	Website advertising;

●	Seminars; and

●	Distribution of promotional items.

A 24 hours sales desk will be available to answer marketing calls generated by promotional literature and other marketing efforts. We will utilize services of a major advertising agency to develop and oversee our promotional campaign.

No active market for our common stock

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company’s application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

Employees

As of September 30, 2005, the Company had 60 full time employees, of which 50 who are programmers, system analysts and design and 10 employees make up our staff. We also have approximately 225 consultants who only provide programming services for us.

Available Information

With the filing of this registration statement, we are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

The following discussion and analysis is based on our Financial Statements for the years ended December 31, 2004 and 2003 and for the nine months ended September 30, 2005 and 2004 of ULTITEK, LTD. (“Ultitek”, the “Company”, “our”, or “we”), and its wholly owned subsidiary, TAIS. All significant inter-company amounts have been eliminated. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.

Plan of Operations

As of September 30, 2005, we had $179,071 cash on hand. Our total revenue decreased by $50,823 or approximately 5.73%, from $886,609 in the year ended December 31, 2003 to $835,786 in the year ended December 31, 2004. We have financed our operations to date from the sale of equity securities and through revenues. As of September 30, 2005, we had received a total of $75,250 from investors through the private sale of common stock in an offering made under Rule 504 of Regulation D of the Securities Act of 1933. In total, the Company from its inception has raised $155,550 in equity and our overall cost of sales decreased for the year ending December 31, 2004 by $46,494 or approximately 5.07% when compared to the year ending December 31, 2003. We believe that the proceeds from the sale of the above securities and from our revenues will not be sufficient to satisfy our cash requirements through December 31, 2006.

We do not expect to incur significant marketing or expansion expenses with respect to the sale of Ultitek Systems. Consequently, any significant increases in sales requirements will be predicated entirely upon the particular circumstances of each new agreement, and capital requirements will follow the same particular circumstance.

Over the past few years, TAIS has spent approximately $2.1 million dollars in research and development. We do not expect to incur significant research and development expenses with respect to our software. At this point, we do not anticipate significant changes in research and development for our software. Consequently, any significant increases in research and development will be predicated entirely upon the particular circumstances of any acquisitions that we make, including the state of development of the technology, the complexity and the requirement for modification or integration with other solutions.

The level of cash flows we derive from operations will depend to a significant degree on our ability to license the Ultitek Systems. If we are unable to generate sufficient cash flows from operations, we will attempt to raise additional funds to cover the costs of operations through additional private or public offerings of debt or equity securities. There is no assurance that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

Work in Progress

Work in progress represents consulting projects billable in accordance with the terms of a contract at specified stages of completion and consists of accumulated costs of materials and time charges not yet billed.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with SFAS No. 123R, “Share-Based Payment” which prescribes accounting and reporting standards for all stock-based compensation plans. The statement requires companies to record compensation expense for all share-based awards granted subsequent to the adoption of SFAS No. 123R.

Software Costs

Software development costs are accounted for in accordance with SFAS No. 86 “Accounting for the Costs of Computers, Software to be Sold, Leased, or Otherwise Marketed” and SOP No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Software Revenues

Software related revenues are accounted for in accordance with SOP No. 97-2 “Software Revenue Recognition.” Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is determinable and collectibility is probable.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS OR MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR PROPRIETARY RIGHTS.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another’s intellectual property, forcing us to do one or more of the following:

●	Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

●	Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or

●	Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

WE WILL DEPEND ON OUTSIDE MANUFACTURING SOURCES AND SUPPLIERS.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacture of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

●	Variations in our quarterly operating results;

●	Changes in financial estimates of our revenues and operating results by securities analysts;

●	Changes in market valuations of telecommunications equipment companies;

●	Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

●	Additions or departures of key personnel;

●	Future sales of our common stock;

●	Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

●	Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

CURRENTLY THERE IS NO ACTIVE MARKET FOR THE COMPANY'S COMMON STOCK.

Although the Company's shares are quoted in the NASD Pink Sheets, there is not currently an active trading market for the shares. Following the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to make a market for the Company's shares on the OTC Bulletin Board. However, there can be no assurance that the application will be accepted or that any trading market will ever develop or be maintained on the OTC Bulletin Board, pink sheets or any other recognized trading market or exchange. Any trading market for the common stock that may develop in the future will most likely be very volatile, and numerous factors beyond the control of the Company may have a significant effect on the market. Only companies that report their current financial information to the SEC may have their securities included on the OTC Bulletin Board. Therefore, only upon the effective date of this registration statement will the Company's shares become eligible to be quoted on the OTC Bulletin Board. In the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or “penny”) stocks. The regulations generally define “penny stock” to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser’s written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders’ ability to sell our common stock in the secondary market.

ITEM 3. DESCRIPTION OF PROPERTY.

The issuer currently holds lease to the property and facilities located at 560 Sylvan Avenue, Part 1st Floor, Englewood Cliffs, New Jersey 07632. The owner and landlord to such property is Goodrich Executive L.L.C. The total office space occupied at this location is 550 rentable square feet. The leasehold duration consists of a commencement date of March 1, 2005, and terminates on February 28, 2006, subject to renewal. Under the terms of the lease, the issuer is to pay approximately $1,054.17 per month, or $12,650.00 per annum. Under the terms of the lease, the issuer may only use the property for executive and general offices, where all other uses such as medical, retail, residential, manufacturing and industrial uses are strictly prohibited.

Ultitek’s subsidiary TAIS, holds lease to the property and facilities located at Number 39 Building 3, Leningradsky Avenue, Moscow 125167, Russia, and occupies approximately 6,635 square feet. The owner of the building is Ministry of State Property and Central Army Sports Club. Under the term of the lease TAIS pays approximately US$ 8,373.00 per month, according to the current exchange rate. Current lease expires August 31, 2006, and will be extended for another year.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information, as of December 31, 2005 with respect to the beneficial ownership of the issuer’s common stock by each person known by the issuer to be the beneficial owner of more than 5% of the outstanding common stock which is the only class of stock of the issuer.

Name and Address	Shares Held	Percentage
Roman Price	25,000,000	45.87%
200 Old Palisades Road
Fort Lee, NJ 07024

Mark Levin 112 Leningradskoe Shosse Moscow, Russia 125445	3,750,000	6.88%

Vladimir Lovskiy 15 Smolensky Blvd.	3,750,000	6.88%
Moscow, Russia 119121

Gennady Gotgelf 4 Isakovsky Street Moscow, Russia 123181	3,750,000	6.88%

Irina Shoful 15-22 Volokolomskoe Shosse Moscow, Russia 125080	3,750,000	6.88%

Atlantic Holdings of NJ, LLC(1) 24 Tennyson Drive Short Hills, NJ 07078	4,000,000	7.34%

(1) Fred Biehl is the sole owner and registered agent of Atlantic Holdings of NJ, LLC. Mr. Biehl’s address is 24 Tennyson Drive, Short Hills, NJ 07078.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors, executive officers and key consultants as well as the principal offices and positions held by each person. We are managed by our Board of Directors. Currently, the Board has one member. Our executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers.  In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position
Roman Price	51	President, CEO, Chairman and sole Director since inception
Ernest J. Sabato	68	Secretary, VP, Chief Operating Officer
Paul Freed, C.P.A.	58	Chief Financial Officer
Mark Levin, PhD	67	VP, General Manager, Russian Operations
Irina Shoful	62	TAIS; technical services
Vladimir Lovsky	53	TAIS; sales marketing and customer relations
Gennady Gotgelf	49	TAIS; administrative manager

The following biographies describe the business experience of our directors, executive officers, managers and key consultants.

Mr. Roman Price is the founder of ULTITEK, Ltd., Chairman and President since 2004. He has a degree in Technology. He studied Mathematics and Mechanics at the University of Odessa, and Computer Science at the City University of New York. Mr. Price worked as a programmer and project leader at Diversified Computer Technologies from 1976 through 1978 until McDonnell Douglas bought the company. From 1979 to 1980 Mr. Price was an independent computer consultant. In 1980, he started the minicomputer division for a large New York consulting company APMI@ and built that division into a multimillion-dollar business with a staff of more than 30 people. In 1982 Mr. Price started his own software company, which was sold in 1994. From 1988 through 1998 he was a fifty percent owner of a travel agency in New Jersey. Until December 2004, Mr. Price was in charge of marketing and operations for International Business Solutions, Inc.

Mr. Paul Freed is the Chief Financial Officer since 2005. Mr. Freed is a Certified Public Accountant and since 1997, has operated his own CPA firm. Mr. Freed is a graduate of Pace College with a BA in accounting and business administration and allied member of the NYSE. Mr. Freed is currently a major stockholder, member of the Board of Directors and the Chief Financial Officer of Direct Brokerage, Inc., a member firm of NYSE. From 1968 thru 1982 Mr. Freed was a partner at Harry Goodkin & Co., CPA. From 1982 to 1997 he was Comptroller of Harvey Young Yurman and JRP Securities from 1989 to 1997. From 1990 to 1994 he was the Treasurer of Goin & Co., Inc., an AMEX specialist firm. Mr. Freed specializes in security taxation and tax planning.

Mr. Ernest J. Sabato is the Chief Operating Officer since 2005. Mr. Sabato is a graduate of the Temple University. He was a Founder, Director and Executive Vice President of The Ultimate Corporation, East Hanover, NJ, a manufacturer and distributor of hardware and software. He was instrumental in the company’s rapid growth, which led to a successful IPO in 1981. The company traded on the NYSE in the mid 80's. He had responsibility for sales, marketing and support worldwide. Prior to Mr. Sabato’s leaving the company, it had gross revenues in excess of $220 million and employed over 600 people worldwide. Mr. Sabato has extensive experience in international marketing and has been a member of the Board of Directors of several companies. Mr. Sabato was retired from 1996 to 2005.

Mark Levin, is the President of TAIS since 1989 and was one of the four original developers of the software. He will be the General Manager of the Moscow office and assist in development of the product. He has a PhD. in mathematics and extensive experience in technical sciences.

Irina Shoful, is one of the four original developers of the software since 1989 and currently works at TAIS as a technical services person. She will continue working at the Moscow office in that capacity.

Vladimir Lovsky, is one of the four original developers since 1989 and has a Phd. in computer science. He currently works at TAIS in sales marketing and customer relations and will continue in that role for the Company.

Gennady Gotgelf, is one of the four original developers of the software since 1989 and currently works at TAIS as administrative manager. He will continue as administrative officer of the Moscow office and assist in development. He formerly was head programmer at the Moscow office.

ITEM 6. EXECUTIVE COMPENSATION.

The Company’s directors and officers have the following salaries accruable for the fiscal year, 2005. In accordance with the terms of our merger agreement with TAIS, we agreed to pay the four officers of TAIS a salary of $100,000 per year each for five years commencing March 11, 2005. Accordingly, $50,000 per individual has been accrued for the nine months ended September 30, 2005.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Annual compensation			Long-term compensation
		Salary ($) (c)	Bonus ($) (d)	Other annual compensation ($) (e)	Awards		Payouts	All other compen- sation ($) (i)
					Restricted stock award(s) ($) (f)	Securities under- lying options/ SARs (#) (g)	LTIP payouts ($) (h)
Roman Price, President, CEO and Chairman	2005	$25,000	-	-	-	-	-	-
Ernest Sabato, Secretary, VP, COO	2005	$36,000	-	-	-	-	-	-
Yves A. Kraemer, Esq., VP, General Manager, European Operations	2005	-	-	-	-	-	-	-
Paul Freed, C.P.A., VP, General Manager, Russian Operations	2005	-	-	-	-	-	-	-
Mark Levin, PhD, VP, General Manager, Russian Operations	2005	-	-	-	-	250,000	-	-
Irina Shoful, Technical services	2005	-	-	-	-	250,000	-	-
Vladimir Lovsky, TAIS, sales marketing and customer relations	2005	-	-	-	-	250,000	-	-
Gennady Gotgelf, TAIS, administrative manager	2005	-	-	-	-	250,000	-	-

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

OPTION/SAR GRANTS IN LAST FISCAL YEAR [Individual Grants]
Name (a)	Number of securities underlying options/SARs granted (#) (b)	Percent of total options/SARs granted to employees in fiscal year (c)	Exercise or base price ($/Sh) (d)	Expiration date (e)
Mark Levin, PhD	250,000	100%	$0.10/share
Irina Shoful	250,000	100%	$0.10/share
Vladimir Lovsky	250,000	100%	$0.10/share
Gennady Gotgelf	250,000	100%	$0.10/share

Indemnity

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, no transactions have occurred since the beginning of the Company’s last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company’s securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:

We issued an aggregate of 28,500.000 common shares to our founders at $0.0001 per share. These shares were issued to Mr. Price and Mr. Gotgelf, Mr. Levin, Ms. Shoful, Mr. Lovskiy and Mr. Sabato in consideration for their services provided to our Company.

We issued 500,000 shares to Virginia K. Sourlis, Esq. for legal services rendered at par value.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 100,000,000 shares of Common Stock, with a par value of $0.0001. There are 55,790,333 shares of Common Stock issued and outstanding as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company’s assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

In addition to the 100,000,000 shares of Common Stock, the Company is authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.0001. Shares of the Preferred Stock of the corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors prior to the issuance any shares thereof. At this time no shares of Preferred Stock have been issued by the Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Our common stock is listed for trading on the Pink Sheets maintained by the NASD under the symbol “UITK”. There is no active trading in the Company’s common stock. Upon the effectiveness of this registration statement, the Company intends to request that a broker-dealer / market maker submit an application to the NASD in order to make a market for the Company's shares and for the shares to be quoted on the OTC Bulletin Board. The Company’s application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for the Company's shares to be published by such service. There can be no assurance that the application will be accepted or that the shares will be traded in the public market. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions. Except for being included in the pink sheets and making applying to have its shares quoted on the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, the Company's shares most likely will be subject to the provisions of Section 15(g) and Rule 15g- 9of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker- dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of stockholders to sell their shares.

At September 30, 2005 the Company had 55,335,000 shares of common stock issued and outstanding. None of the Company’s common stock is being or has proposed to be, sold by the Company in a registered public offering.

At September 30, 2005, there were approximately 18 holders of record of our common stock. The record holders include some brokerage firms and nominees who may be holding shares in “street name” for the benefit of other holders. The Company believes that the number of beneficial owners of its common stock is slightly higher than the number of record holders.

Dividend Policy

We have never declared or paid dividends on our common stock. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Nevada law, and any restrictions that may be imposed by our future credit arrangements.

Transfer Agent

Our transfer agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

We have retained Meyler & Company, LLC as our independent registered public accounting firm for the fiscal year ended December 31, 2005. We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Meyler & Company, LLC.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On March 11, 2005, we acquired all of the issued and outstanding shares of Transport Automation Information Systems (TAIS) in exchange for 15,000,000 shares of the Company’s common stock. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

On May 19, 2005, we sold 7,000,000 shares of common stock at a purchase price of $0.05 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between August 1 and September 28, 2005, we sold 335,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On June 2, 2005, we sold 4,500,000 shares of common stock at a purchase price of $0.0001 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

Between October 3 and November 2, 2005, we sold 402,000 shares of common stock at a purchase price of $0.15 per share in an offering made under Rule 504 of Regulation D of the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On November 17, 2005, we sold 53,333 shares of common stock at a purchase price of $0.375 per share in an offering made under Section 4(2) promulgated under the Securities Act of 1933, as amended. None of the shares were offered by means of public solicitation or advertising, no underwriters were engaged, and no underwriting discounts or commissions were paid. All of the shares of common stock were sold in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 having been made to accredited investors. In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent. The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Nevada for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act 1993”), as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act 1933 and is, therefore, unenforceable.

Part F/S

ULTITEK, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
DECEMBER 31, 2004 AND 2003
AND THE NINE MONTHS ENDED
SEPTEMBER 30, 2005 (UNAUDITED)

Table of Contents

Report of Independent Registered Public Accounting Firm	F 1

Consolidated Balance Sheets	F 2

Consolidated Statements of Operations	F 3

Consolidated Statements of Cash Flows	F 4

Consolidated Statement of Stockholders’ Equity	F 5

Notes to Financial Statements	F 6

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders
Ultitek, Ltd.
Englewood Cliffs, NJ

We have audited the accompanying consolidated balance sheets of Ultitek, Ltd. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations and stockholder’s equity (deficit), and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ultitek, Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America.

                                  Meyler & Company, LLC

Middletown, NJ
February 5, 2006

ULTITEK, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004	2003
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$179,071	$14,801	$4,172
Accounts receivable	366,706	65,108	62,518
Work in progress	90,918
Prepaid expenses	83,256	17,537	8,755
Total Current Assets	719,951	97,446	75,445
OFFICE EQUIPMENT, net of accumulated depreciation
of $96,672 (unaudited), $94,392 and $89,524, respectively	35,590	35,003	28,694
Total Assets	$755,541	$132,449	$104,139
LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Note payable to individual	$50,000
Accounts payable	15,798	$108,429	$57,662
Customer deposits	290,000
Accrued salaries and related taxes	43,621	2,306	18,468
Accrued income tax	67,327
Accrued expenses - other	1,815
Total Current Liabilities	468,561	110,735	76,130
STOCKHOLDER’S EQUITY
Preferred stock, par value $0.001, authorized
10,000,000 shares, none issued and outstanding
Common stock, par value $0.0001, authorized
100,000,000 shares, issued and outstanding
55,335,000, 15,000,000 and 15,000,000 at
September 30, 2005 (unaudited) and December 31,
2004 and 2003, respectively	5,534	1,500	1,500
Additional paid in capital	149,466
Retained earnings	115,199	2,373	9,883
Comprehensive income (loss)	17,231	17,841	16,626
Stock subscription receivable	(450)
Total Stockholder’s Equity	286,980	21,714	28,009
	$755,541	$132,449	$104,139

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		For the Year Ended December 31,
	2005	2004	2004	2004
	(Unaudited)	(Unaudited)

Revenues	$1,089,152	$520,471	$835,786	$886,609
Costs and expenses:
Selling, general and administrative
expenses	895,470	519,916	819,996	866,490
Depreciation	10,729	10,760	12,266	10,273
Stock based compensation	2,800

Total Costs and Expenses	908,999	530,676	832,262	876,763
NET INCOME (LOSS) BEFORE
TAXES	180,153	(10,205)	3,524	9,846

INCOME TAXES	67,327	5,085	11,034	7,132

NET INCOME (LOSS) AFTER
TAXES	$112,826	$(15,290)	$(7,510)	$2,714

NET INCOME (LOSS) PER COMMON
SHARE (Basic and Diluted)	$0.01	$(0.01)	$0.01	$0.01

WEIGHTED AVERAGE SHARES
OUTSTANDING	51,677,279	15,000,000	15,000,000	15,000,000

 See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended		For the Year Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$112,826	$(15,290)	$(7,510)	$2,714
Adjustments to reconcile net income (loss) to net
Cash provided by operating activities
Depreciation	10,729	10,760	12,266	10,273
Stock based compensation	2,800
Changes in assets and liabilities:
Increase (decrease) in accounts receivable	(301,598)	5,355	(2,590)	(56,539)
Increase in work in progress	(90,918)
Decrease (increase) in prepaid expenses	9,281	1,911	(8,782)	28,991
(Decrease) increase in accounts payable	(92,631)	21,257	50,767	(40,931)
(Decrease) increase in accrued salaries
and related taxes	41,315	(6,730)	(16,162)	(4,255)
Increase in customer deposits	290,000
Increase in accrued income taxes	67,327
Increase in accrued expenses-other	1,815
Net cash provided by (used in) operating
activities	50,946	17,263	43,009	(59,747)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment	(11,316)	(15,468)	(18,575)
Net cash used in investing activities	(11,316)	(15,468)	(18,575)
CASH FLOWS FROM FINANCING ACTIVITIES
Note payable to individual	50,000
Sale of common stock	85,250
Legal costs in connection with private placements	(10,000)
Stock subscription receivable	(450)
Net cash provided by financing activities	124,800
EFFECT OF EXCHANGE RATE ON CASH	(160)	(2,408)	(13,805)	2,260
INCREASE (DECREASE) IN CASH	164,270	(613)	10,629	(57,487)
CASH AT BEGINNING OF PERIOD	14,801	4,172	4,172	61,659
CASH AT END OF PERIOD	$179,071	$3,559	$14,801	$4,172
SUPPLEMENTAL CASH FLOW DISCLOSURES
Non-cash transactions:
Issuance of 32,500,000 shares of common stock as stock based compensation	2,800
Issuance of 500,000 shares of common stock for legal services	75,000

 See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
December 31, 2004 and 2003 and Nine Months Ended September 30, 2005 (Unaudited)

			Additional		Comprehensive	Stock
	Common Stock		Paid in	Retained	Income	Subscription
	Shares	Amount	Capital	Earnings	(Loss)	Receivable	Total
Transport Authorization
Information Systems,
(TAIS) no par common stock	100	$45		$8,624	$14,367		$23,036
Reverse merger:
Merger with Ultitek, Ltd.
cancellation of TAIS shares	(100)	(45)	$45
Issuance of common stock for
TAIS	15,000,000	1,500	(45)	(1,455)
Net income for year ended
December 31, 2003				2,714			2,714
Comprehensive income change
for year ended December 31,
2003					2,259		2,259
Balance, December 31, 2003	15,000,000	1,500		9,883	16,626		28,009
Net loss for the year ended
December 31, 2004				(7,510)			(7,510)
Change in comprehensive
income					1,215		1,215
Balance, December 31, 2004	15,000,000	1,500		2,373	17,841		21,714
Sale of common stock under
private placement at $0.005
per share	7,000,000	700	34,300				35,000
Sale of common stock under
private placement at $0.15
per share	335,000	34	50,216				50,250
Issuance of shares to officers and
Directors at par	25,000,000	2,500					2,500
Issuance of shares at par	7,500,000	750				(450)	300
Issuance of shares for legal services
at par	500,000	50	74,950				75,000
Net income for the nine months ended
September 30, 2005 (unaudited)				112,826			112,826
Legal fees incurred in connection with
private placements			(10,000)				(10,000)
Change in comprehensive income(loss)
for the nine months ended
September 30, 2005 (unaudited)					(610)		(610)
Balance, September 30, 2005	55,335,000	$5,534	$149,466	$115,199	$17,231	$(450)	$286,980

See accompanying notes to financial statements.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE A - NATURE OF BUSINESS

Ultitek, Ltd. (the “Company”) incorporated on March 11, 2005, is a Nevada corporation working through its wholly owned Russian subsidiary to develop an independent airline reservation system, a global distribution system and an airline operating system to be marketed primarily in Europe and Asia to the medium and smaller independent airline companies.

Reverse Merger

On March 11, 2005, the Company entered into a share exchange agreement with Transport Automation Information Systems (TAIS) to exchange 15,000,000 shares of the Company’s common stock for all of the issued and outstanding shares of TAIS. In connection with the merger, TAIS became a wholly owned subsidiary of the Company. Prior to the merger, the Company was a non-operating “shell” corporation. For financial statement purposes, the merger has been reflected in the financial statements as though it occurred on January 1, 2003. The historical statements prior to the date of merger are those of TAIS. Since the merger is a recapitalization and not a business combination, pro-forma information is not presented.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less to be cash equivalents There are no cash equivalents at September 30, 2005, December 31, 2004, and December 31, 2003.

Office Equipment and Related Depreciation

Office equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets (five years). Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When office equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Fair Values of Financial Instruments

The Company uses financial instruments in the normal course of business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using estimated tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, the Company considers factors such as the reversal of deferred income tax liabilities, projected taxable income and the character of income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Net Income (Loss) Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”. SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock and common stock equivalents outstanding during the period.

Consolidated Financial Statements

The consolidated financial statements include the Company and its wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Work in Progress

Work in progress represents consulting projects billable in accordance with the terms of a contract at specified stages of completion and consists of accumulated costs of materials and time charges not yet billed.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with SFAS No. 123R, “Share-Based Payment” which prescribes accounting and reporting standards for all stock-based compensation plans. The statement requires companies to record compensation expense for all share-based awards granted subsequent to the adoption of SFAS No. 123R.

Software Costs

Software development costs are accounted for in accordance with SFAS No. 86 “Accounting for the Costs of Computers, Software to be Sold, Leased, or Otherwise Marketed” and SOP No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software Revenues

Software related revenues are accounted for in accordance with SOP No. 97-2 “Software Revenue Recognition.” Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is determinable and collectibility is probable.

Foreign Currency Translation

The Company considers the Russian ruble to be its functional currency. Assets and liabilities were translated into U.S. dollars at the period end exchange rates. Statement of Operations amounts were translated using the average rate during the year. Gains and losses resulting from translating foreign currency financial statements were accumulated in other comprehensive income (loss), a separate component of stockholder’s equity (deficit).

Business Combinations and Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which the Company adopted during 2004. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized at a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur, and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished operationally, and for financial reporting purposes, from the rest of the entity.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE C - OFFICE EQUIPMENT

Equipment is comprised of the following:
	September 30,	December 31,
	2005	2004	2003
	(unaudited)

Office equipment, primarily computers	$68,858	$57,542	$38,967
Less accumulated depreciation	33,268	22,539	10,273

	$35,590	$35,003	$28,694

NOTE D - NOTE PAYABLE TO INDIVIDUAL

On July 15, 2005, the Company borrowed $50,000 from an individual who is indirectly related to the President of the Company. The note bears interest at the rate of 6% per annum, is unsecured and is due July 15, 2006.

NOTE E - STOCKHOLDERS’ EQUITY

In connection with the share exchange agreement dated March 11, 2005, the Company issued 15,000,000 shares at par value to acquire Transport Automation Information Systems (TAIS).

On May 19, 2005, the Company, under a private placement agreement, issued 7,000,000 shares of its common stock at $0.005 per share.

Between August 1, 2005 and September 28, 2005, the Company, under a private placement agreement, issued 335,000 shares of its common stock at $0.15 per share.

In connection with legal services, the Company issued 500,000 shares of its common stock in exchange for legal services. The shares were valued based upon the value of services to be received of $75,000 and recorded in prepaid expenses since the service had not been performed.

On April 1, 2005, the Company issued 25,000.000 shares of its common stock to the founders of Ultitek, Ltd. at par. Accordingly, $2,500 was recorded as stock based compensation.

The Company issued on June 2, 2005, 7,500,000 shares of its common stock to individuals at par value. At September 30, 2005, a subscription receivable was established for $450. The subscription receivable was subsequently paid.

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE F - INCOME TAX PROVISION

An analysis of the Income Tax Provision is as follows:

	Nine Months Ended		For the Year Ended
	September 30,		December 31,
	2005	2004	2004	2003
	(Unaudited)	(Unaudited)

Effective tax rate per financial statements	39%	33%	68%	72%
Effect of disbursements disallowed for
Russian income taxes	(15)	(9)	(44)	(48)
Effective Russian income tax rate	24%	24%	24%	24%

Ultitek, Ltd., a U.S. corporation, has a net operating loss carry forward of approximately $100,000 for the nine months ended September 30. 2005.

NOTE G - COMMITMENTS

Accrued Consulting Fees

The Company, in connection with the acquisition of TAIS, has agreed to pay the four former officers of TAIS $100,000 in Company stock each per year for five years.

Leased Facilities

Both the Company’s office facility in the U.S. and its facility in Russia are occupied on annual renewal basis. Rent expense for the nine months ended September 30, 2005 and 2004 was $85,000 and $80,811, respectively. Rent expense for the years ended December 31, 2004 and 2003 was $107,750 and $100,500, respectively.

NOTE H - SUBSEQUENT EVENTS

Between October 3, and November 2, 2005, the Company, under its private placement agreements, sold an additional 402,000 shares of its common stock at $0.15 per share aggregating $60,300.

On November 17, 2005, the Company, under its private placement agreements, sold an additional 53,333 shares of its common stock at $0.375 per share aggregating $20,000.

The Company, on January 2, 2006, issued stock option agreements to four of its key employees in Russia to purchase 1,000,000 shares of the Company’s common stock at $0.10 per share exercisable immediately.

NOTE I- UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements at September 30, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2004 and 2003. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair

ULTITEK, LTD. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004
(Unaudited September 30, 2005)

NOTE I- UNAUDITED INTERIM FINANCIAL STATEMENTS (CONTINUED)

presentation of financial position and the results of operations for the nine months ended September 30, 2005 and 2004 have been included. Operative results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

PART III

The following exhibits required by Item 601 of Regulation S-B are filed with this Registration Statement.

Exhibit Number	Description
2.1	Certificate of Incorporation and Amendments
2.2	By-Laws
8.1	Share Exchange Agreement - Ultitek and TAIS

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTITEK, LTD.

Dated: March 31, 2006	By:	/s/ Roman Price
Roman Price
President and Chairman

By:	/s/ Ernest J. Sabato
Ernest J. Sabato
Secretary